UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Interleukin Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458738101

(CUSIP Number)

Judy Koh

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 626-3939

with a copy to:

Michael L. Lawhead

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,001,285
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,001,285
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,001,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital Fund V Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,001,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,001,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,001,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital Management V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,001,285
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,001,285
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,001,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,001,285
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,001,285
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,001,285
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.2%
14.	Type of Reporting Person (See Instructions) PN

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Statement on Schedule 13D (this “Statement”) on behalf of the Reporting Persons (as identified in Item 2 below) pursuant to the Agreement with Respect To Schedule 13D (the “Joint Filing Agreement”) attached to this Statement as Exhibit 7.1.

BCC is the manager of Bay City Capital Management V LLC, a Delaware limited liability company (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V.

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Interleukin Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 135 Beaver Street, Waltham, Massachusetts 02452.

Item 2.	Identity and Background.

This Statement is filed on behalf of BCC, Management V, Fund V and Co-Investment V. BCC, Management V, Fund V and Co-Investment V are each referred herein as a “Reporting Person” and are collectively referred herein as the “Reporting Persons.”

The principal executive offices of the Reporting Persons are located at 750 Battery Street, Suite 400, San Francisco, California 94111.

BCC is a Delaware limited liability company. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and the manager of the general partners of such funds.

Management V is a Delaware limited liability company, and its principal business is to serve as the general partner of Fund V, Co-Investment V and other pooled investment vehicles formed to invest in parallel with Fund V and Co-Investment V.

Fund V and Co-Investment V are Delaware limited partnerships, the principal business of which is making investments in life science companies. Fund V and Co-Investment V are contractually obligated under their respective limited partnership agreements to invest and divest at substantially the same time under substantially similar terms. Consequently, Fund V and Co-Investment V constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of BCC and Management V are listed on Schedule 1 hereto and is incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Fund V and Co-Investment V purchased the Securities (as defined in Item 4 below) for an aggregate purchase price of $5,647,058.75 using capital contributions from the partners of Fund V and Co-Investment V pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund V and Co-Investment V.

Item 4.	Purpose of Transaction.

On May 17, 2013, Fund V and Co-Investment V entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer and the other purchasers party thereto. Pursuant to the Purchase Agreement, the Issuer sold: (i) 20,187,464 shares of the Issuer’s Common Stock (“Common Stock”) at a purchase price of $0.2745 per share to Fund V; (ii) warrants to purchase 15,140,598 shares of Common Stock having an exercise price of $0.2745 per share to Fund V; (iii) 384,699 shares of Common Stock at a purchase price of $0.2745 per share to Co-Investment V; and (iv) warrants to purchase 288,524 shares of Common Stock having an exercise price of $0.2745 per share to Co-Investment V (collectively, the “Securities”). In connection with the transaction, all outstanding shares of the Issuer’s Series B Preferred Stock were converted into 10,928,961 shares of Common Stock, all outstanding shares of the Issuer’s Series A-1 Preferred Stock were converted into 28,160,200 shares of Common Stock and an aggregate of $14,316,255 in principal amount of outstanding convertible debt of the Issuer was converted into 2,521,222 shares of Common Stock. The Reporting Persons acquired the Securities for investment purposes with the aim of increasing the value of the investment and the Issuer.

The following paragraphs discuss the plans and proposals of the Reporting Persons which relate to or result in the matters enumerated in Item 4 of this Statement as of the date of the filing. No representation is made and no reference should be drawn from omission that such plans and proposals will not change or that new plans or proposals will not be developed in the future.

(a) Pursuant to the terms of the Purchase Agreement, Fund V may from time to time until June 30, 2014 purchase up to 8,411,443 additional shares of Common Stock and additional warrants to purchase up to 6,308,582 shares of Common Stock and Co-Investment V may from time to time until June 30, 2014 purchase up to 160,291 additional shares of Common Stock and additional warrants to purchase up to 120,218 shares of Common Stock, each in one or more subsequent closings and on the same terms and conditions as those contained in the Purchase Agreement.

(d) In connection with the transaction, the Issuer increased the number of directors on the Issuer’s board of directors (the “Board”) to seven. Pursuant to the Purchase Agreement, for so long as Fund V owns at least five percent (5%) of the Issuer’s outstanding common stock, it shall have the right to appoint one Class II director and one Class III director to the Board. Fund V appointed Dayton Misfeldt, a member of Management V, as the Class II director and Lionel Carnot, a member of Management V, as the Class III director.

Item 5.	Interest in Securities of the Issuer.

(a)(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Fund V	35,328,062(5)	0	36,001,285	0	36,001,285	36,001,285	26.2%
Co-Investment V	673,223(6)	0	36,001,285	0	36,001,285	36,001,285	26.2%
Management V(3)	0	36,001,285	0	36,001,285	0	36,001,285	26.2%
BCC(4)	0	36,001,285	0	36,001,285	0	36,001,285	26.2%

(1)	Fund V and Co-Investment V constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(2)	This percentage is calculated based upon 137,569,840 shares of the Issuer’s common stock outstanding as of May 17, 2013 (immediately following the initial closing of the transaction described in this Statement), as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.
(3)	Management V holds no shares of common stock directly. Management V is deemed to have beneficial ownership of common stock owned by Fund V and Co-Investment V due to its role as general partner of such funds. Investment and voting decisions by Management V are exercised by BCC as manager.
(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management V, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management V.
(5)	Includes 15,140,598 shares of Common Stock issuable upon the exercise of warrants issued to Fund V.
(6)	Includes 288,524 shares of Common Stock issuable upon the exercise of warrants issued to Co-Investment V.

(c)	See Item 4 of this Statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by this reference.

Pursuant to the terms of the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Fund V, Co-Investment V and certain other stockholders of the Issuer, pursuant to which the Issuer is required to file a registration statement on Form S-1 within 45 days of the closing date to cover the resale of, among other shares, the shares of Common Stock sold to Fund V and Co-Investment V in the transaction and the shares of Common Stock underlying the warrants. The Registration Rights Agreement is attached to this Statement as Exhibit 99.3 and is incorporated herein by this reference.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item	7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement.

99.2	Common Stock Purchase Agreement, dated May 17, 2013, by and among Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 20, 2013).

99.3	Registration Rights Agreement, dated May 17, 2013, by and among the Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 20, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2013

/s/ Carl Goldfischer
Carl Goldfischer, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.

SCHEDULE 1

Members of Management V and BCC

Set forth below are the name, business address, current principal occupation or employment and citizenship of each Member of Management V and BCC.

Name	Address	Principal Occupation or Employment	Citizenship
Members of Management V

Fred Craves	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman and Managing Director of Bay City Capital LLC	United States of America

Carl Goldfischer	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	United States of America

BF5 GP Investors, LLC	71 South Wacker Drive Chicago, IL 60606	Hold membership interest in Bay City Capital Management V LLC	United States of America

Kirby Bartlett	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

Ross Bersot	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

Lionel Carnot	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	Switzerland

Jeanne Cunicelli	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

William Gerber	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

Douglass Given	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

Robert Hopfner	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

Judy Koh	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

Name	Address	Principal Occupation or Employment	Citizenship
Dayton Misfeldt	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Partner of Bay City Capital LLC	United States of America

Members of BCC
Fred Craves	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman and Managing Director of Bay City Capital LLC	United States of America

Carl Goldfischer	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	United States of America

Sanford Zweifach	694 Sausalito Boulevard Sausalito, CA 94965	Chief Executive Officer of Ascendency Healthcare	United States of America